UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Viad Corp
Exact name of registrant as specified in charter

0000884219
Registrant CIK Number

Year ended December 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-11015
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

☐ Rule 201 (Temporary Hardship Exemption)

☐ Rule 202 (Continuing Hardship Exemption)

☒ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on June XX, 2011.

Viad Corp

By: 
Deborah J. DePaoli
General Counsel & Secretary

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, that the information set forth in this statement is true and complete.

By: ______________________________
(Name and Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2010**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____________ to _____________

Commission File Number: **001-11015**

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIAD CORP
1850 N. CENTRAL AVENUE, SUITE 800
PHOENIX, AZ 85004-4545

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL ACCUMULATION PLAN



By: ______________________________
David C. Robertson
Chairman, Viad Corp Capital Accumulation Plan Committee

DATE: June 23, 2011

VIAD CORP CAPITAL ACCUMULATION PLAN

Financial Statements
Years Ended December 31, 2010 and 2009,
Supplemental Schedules as of and for the
Year Ended December 31, 2010, and Report of
Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
2901 N. Central Ave.
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Viad Corp Capital Accumulation Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Viad Corp Capital Accumulation Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2010, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Phoenix, Arizona
June 23, 2011

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010		
	Allocated to Participants	Unallocated	Total
ASSETS			
Investments at Fair Value:			
Participant-Directed Investments	$ 110,271,414	$ -	$ 110,271,414
Non-Participant-Directed Investments - Viad Corp Common Stock	-	11,216,198	11,216,198
Total Investments at Fair Value	110,271,414	11,216,198	121,487,612
Receivables:			
Notes Receivable from Participants	2,233,237	-	2,233,237
Participant Contributions	205,791	-	205,791
Employer Contributions	104,691	-	104,691
Dividends on Participant-Directed Investments	25,997	-	25,997
Dividends on Non-Participant-Directed Investments	-	17,760	17,760
Total Receivables	2,569,716	17,760	2,587,476
Cash	67,647	-	67,647
Restricted Cash	-	3,508	3,508
Total Assets	112,908,777	11,237,466	124,146,243
LIABILITIES			
Note Payable to Viad Corp	-	4,461,320	4,461,320
Accrued Administrative Expenses Payable to Viad Corp	-	66,500	66,500
Total Liabilities	-	4,527,820	4,527,820
Net Assets Available for Benefits at Fair Value	112,908,777	6,709,646	119,618,423
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(315,648)	-	(315,648)
Net Assets Available for Benefits	$ 112,593,129	$ 6,709,646	$ 119,302,775

(Continued)

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2009		
	Allocated to Participants	Unallocated	Total
ASSETS			
Investments at Fair Value:			
Participant-Directed Investments	$ 97,057,457	$ -	$ 97,057,457
Non-Participant-Directed Investments - Viad Corp Common Stock	-	12,168,791	12,168,791
Total Investments at Fair Value	97,057,457	12,168,791	109,226,248
Receivables:			
Notes Receivable from Participants	2,033,959	-	2,033,959
Participant Contributions	191,836	-	191,836
Employer Contributions	99,309	-	99,309
Dividends on Participant-Directed Investments	23,466	-	23,466
Dividends on Non-Participant-Directed Investments	-	23,763	23,763
Total Receivables	2,348,570	23,763	2,372,333
Cash	16,586	-	16,586
Restricted Cash	-	2,982	2,982
Total Assets	99,422,613	12,195,536	111,618,149
LIABILITIES			
Note Payable to Viad Corp	-	5,979,000	5,979,000
Accrued Administrative Expenses Payable to Viad Corp	-	60,726	60,726
Total Liabilities	-	6,039,726	6,039,726
Net Assets Available for Benefits at Fair Value	99,422,613	6,155,810	105,578,423
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(261,483)	-	(261,483)
Net Assets Available for Benefits	$ 99,161,130	$ 6,155,810	$ 105,316,940

(Concluded)

See Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010		
	Allocated to Participants	**Unallocated**	**Total**
ADDITIONS:			
Contributions:			
Participant contributions	$ 6,486,220	$ -	$ 6,486,220
Employer contributions	-	1,511,000	1,511,000
Allocation of Viad Corp common stock at market	3,001,619	-	3,001,619
Additional employer contributions of Viad Corp common stock at market	270	-	270
Total Contributions	9,488,109	1,511,000	10,999,109
Investment Income:			
Net appreciation in fair value of investments	13,038,709	2,049,026	15,087,735
Dividends	1,341,203	80,393	1,421,596
Interest	346,855	-	346,855
Net Investment Income	14,726,767	2,129,419	16,856,186
Interest income on notes receivable from participants	115,228	-	115,228
DEDUCTIONS:			
Benefits paid to participants	10,898,105	-	10,898,105
Allocation of Viad Corp common stock at market	-	3,001,619	3,001,619
Interest expense	-	12,276	12,276
Other expenses	-	72,688	72,688
Total Deductions	10,898,105	3,086,583	13,984,688
Increase in Net Assets Available for Benefits	13,431,999	553,836	13,985,835
Net Assets Available for Benefits, Beginning of Year	99,161,130	6,155,810	105,316,940
Net Assets Available for Benefits, End of Year	$ 112,593,129	$ 6,709,646	$ 119,302,775

(Continued)

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2009		
	Allocated to Participants	**Unallocated**	**Total**
ADDITIONS:			
Contributions:			
Participant contributions	$ 7,151,323	$ -	$ 7,151,323
Employer contributions	-	1,920,000	1,920,000
Allocation of Viad Corp common stock at market	3,350,440	-	3,350,440
Additional employer contributions of Viad Corp common stock at market	2,591	-	2,591
Total Contributions	10,504,354	1,920,000	12,424,354
Investment Income (Loss):			
Net appreciation (depreciation) in fair value of investments	15,605,283	(3,848,973)	11,756,310
Dividends	1,042,012	106,345	1,148,357
Interest	365,935	-	365,935
Net Investment Income (Loss)	17,013,230	(3,742,628)	13,270,602
Interest income on notes receivable from participants	128,809	-	128,809
DEDUCTIONS:			
Benefits paid to participants	10,673,617	-	10,673,617
Allocation of Viad Corp common stock at market	-	3,350,440	3,350,440
Interest expense	-	22,350	22,350
Other expenses	-	74,576	74,576
Total Deductions	10,673,617	3,447,366	14,120,983
Increase (Decrease) in Net Assets Available for Benefits	16,972,776	(5,269,994)	11,702,782
Net Assets Available for Benefits, Beginning of Year	82,188,354	11,425,804	93,614,158
Net Assets Available for Benefits, End of Year	$ 99,161,130	$ 6,155,810	$ 105,316,940

(Concluded)

See Notes to Financial Statements.

Note 1. Description of the Plan

The following brief description of the Viad Corp Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General. The Plan, commonly known as Toward Retirement Income Management or "TRIM," is a defined contribution plan which was established on January 1, 1985, and has been amended periodically since that date. The Plan was established for the purpose of providing retirement benefits for United States employees of Viad Corp and certain of its subsidiaries ("Viad" or the "Company"), except for those covered by a collective bargaining agreement that does not call for participation in the Plan. Employees are eligible to participate in the Plan if the position in which they work is one that would customarily have at least 1,000 hours of service in a consecutive 12-month period for which they are paid a regular fixed compensation. Any employee who is anticipated to work at this minimum level of hours is eligible to join the Plan on the first day of hire. The Plan is administered by Viad, with specific delegated power and responsibility for daily administration to the Plan committee (the "Committee"), consisting of at least two persons appointed by the Chief Executive Officer of the Company. The Plan is subject to various regulations, particularly Section 401(k) of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan holds shares of Viad common stock in a trust for use in allocating shares to participants. Allocations are determined based on a formula which incorporates the total unallocated shares at the beginning of the year, total unpaid principal and interest due pursuant to a loan payable and principal and interest paid on such loan in the current year. Allocated shares vest fully upon allocation and dividends paid on allocated shares are reinvested pro rata in the investment elections selected by each participant with respect to their regular deferrals.

The financial statements of the Plan present separately the assets and liabilities pertaining to (a) the accounts of participants with vested rights in allocated shares (Allocated to Participants) and (b) Viad common stock not yet allocated to participants (Unallocated). Allocated shares are held in a trust and managed by T. Rowe Price, as trustee, while unallocated shares are held by the Company's transfer agent subject to the terms of the applicable trust.

Contributions. Participants may contribute up to 50 percent of annual compensation as defined by the Plan and may elect to contribute either on a pre-tax or after-tax (Roth) basis, or a combination of both, up to the annual limitations prescribed by the Code. Participants may also contribute amounts representing rollover distributions from other qualified plans. Contributions to the Plan are invested by T. Rowe Price at the direction of the participants into various investment options offered by the Plan. In addition, participants who are age 50 or older and defer the maximum allowed annually may also contribute an additional amount of "catch-up" contributions subject to annual limits prescribed by the Code. During both 2010 and 2009, the Plan offered 20 mutual funds and two common/collective trusts as investment options for participant contributions.

Matching contributions to the Plan are made by the Company and consist of Viad common stock. Participants receive a matching contribution based on the aggregate pre-tax and Roth deferrals to the Plan of 100 percent of the first three percent of Plan-eligible pay deferred by the participant and an additional matching contribution of 50 percent of the next two percent of Plan-eligible pay deferred by the participant for an overall maximum matching contribution of four percent of Plan-eligible annual compensation. This matching formula qualifies under the safe harbor provisions of the Code and Treasury Regulations. All matching contributions are 100 percent vested and non-forfeitable when made and are limited to the applicable amounts prescribed by the Code. Company contributions are held and managed by T. Rowe Price, which invests cash received and dividend income and makes distributions to participants. Participants may exchange amounts held as matching contributions in the form of Viad common stock for any investment option available within the Plan.

Viad is required to make cash contributions to the Plan if dividends earned on unallocated shares are not sufficient to repay the Plan's note payable to the extent required by the terms of the note. As such, during 2010 and 2009, Viad contributed $1,511,000 and $1,920,000, respectively, to the Plan. During both 2010 and 2009, the formulaically-determined allocated shares were not sufficient to match participants' accounts and consequently Viad contributed additional shares from shares held in treasury in order for participants to receive their full matching contribution.

Viad's Board of Directors may also provide discretionary profit-sharing allocations of additional shares of Viad common stock. These profit-sharing allocations would be made pro rata based on participant compensation and would be 100 percent vested once made. No such discretionary profit-sharing allocations were made in either 2010 or 2009.

Voting Rights. Each participant is entitled to exercise voting rights attributable to the shares allocated in their account and is notified by T. Rowe Price prior to the time that such rights are to be exercised. Shares of allocated stock for which no instructions are received are voted by the Committee as a single block in accordance with the instructions received with respect to a majority of such shares for which instruction is received, unless the Committee determines that the interest of the participants requires them to vote in a different way. The Committee votes the unallocated shares.

Participant Accounts. As record keeper for the Plan, T. Rowe Price maintains individual accounts for each Plan participant. Each participant's account is credited with employee contributions, Company matching contributions, any rollover deposits transferred to the Plan, dividend and interest income, the net appreciation/depreciation in the fair value of the Plan's investments and Company discretionary contributions, if any. The benefit to which a participant is entitled is the total of the participant's invested account less any outstanding participant loans.

Distributions to Participants. Benefits are paid to participants upon termination from the Company, disability, retirement or death. Any participant who terminates employment may leave their account balance with the Plan, subject to the rules for required distributions. Participants also have the option to rollover or cash-out their existing balances. Distributions of allocated Viad shares are made in cash or, if the participant elects, in the form of Viad common stock, plus cash for any fractional share. Qualified distributions from the Roth component of the Plan, including any earnings received thereon, are tax-free to the participant if taken at least five years after the year of the first Roth contribution and if the participant has reached the age of 59½, becomes totally disabled or deceased. If the distribution is not qualified, any withdrawal from the account will be partially taxable to the participant.

Participant Loans and Hardship Withdrawals. The Plan allows participants to borrow against Plan account balances (not including the portion that the Company has contributed) in an amount not to exceed the lesser of 50 percent of a participant's account balance or $50,000, reduced by the participant's highest outstanding loan balance in the previous 12 months. The applicable interest rate is determined by the Committee using the prime rate at the beginning of the month, in which the loan withdrawal is made, plus one percent. Loans are repaid in equal installments (ratably through payroll deductions) over a period of up to five years, except for loans that are used to purchase a home, which can be repaid over a maximum of 15 years. An administrative fee is charged for loans on a participant's account balance.

Withdrawals of employee wage reduction contributions may be made by the participant in the event of a qualified financial hardship as described in the Plan, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained.

Spin-Off of MoneyGram International, Inc. In 2004, Viad spun-off its wholly-owned subsidiary, MoneyGram International, Inc. ("MoneyGram"), and distributed all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. As of December 31, 2009, MoneyGram common stock was no longer held in the Plan as an investment nor is MoneyGram an investment election for future participant contributions.

Plan Termination and Amendment. While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA provided all employer contributions due at the termination date have been paid. The Company also has the right to amend the Plan from time to time. In December 2007, the Plan was amended to provide for the adoption of Roth contributions, the elimination of stock holdings other than Viad common stock after a period of two years, the inclusion of primary beneficiaries for certain hardship withdrawal purposes and the formal adoption of military reservist distributions and non-spousal rollovers. In 2009, the Plan was amended and restated to (1) incorporate all prior Plan amendments since the last restatement, including the amendment merging the Viad Corp Employees' Stock Ownership Plan with and into the Plan, (2) adopt applicable amendments either legally required or authorized by the Pension Protection Act of 2006 and (3) eliminate certain obsolete Plan provisions and conform other Plan provisions to current practice. In May 2011, the Plan was amended to comply with Internal Revenue Service ("IRS") guidance for employer stock diversification by allowing participants the option to reinvest in employer stock after previously diversifying out of employer stock.

Note 2. Summary of Significant Accounting Policies

Significant accounting policies are as follows:

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment instruments, including mutual funds, common stock and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The T. Rowe Price Stable Value Common Trust Fund is a common/collective investment trust fund with underlying investments in benefit-responsive investment contracts and is valued at the fair market value of the underlying investments and then adjusted to contract value as described below. The T. Rowe Price Bond Index Trust, also a common/collective trust, is based on its net asset value ("NAV"), which is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. All other T. Rowe Price mutual funds are valued at quoted market prices which represent the NAV of shares held by the Plan.

The statements of net assets available for benefits present the fair value of the Plan's investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Participant Loans Receivable. Loans receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses. Participants are charged a loan processing fee, retirees and terminated employees are charged a quarterly administrative fee and participants and alternate payees are charged for the cost of legal review of qualified domestic relations orders. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. In 2010 and 2009, audit and legal fees were paid by the Plan and all other Plan-related expenses were paid directly by Viad.

In addition, mutual fund investments charge management fees and operating expenses to the Plan which, are deducted daily from earnings of the mutual fund. Consequently, these costs are not separately reflected as expenses to the Plan but as a reduction of investment income.

Payment of Benefits. Benefit payments to participants are recorded when paid.

Recent Accounting Pronouncements. In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, "Fair Value Measurements and Disclosures" ("ASU 2010-06"), which amends Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures" (originally issued as FASB Statement No. 157, "Fair Value Measurements"), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan adopted ASU 2010-06 on January 1, 2010, the adoption of which did not have an impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2010, the FASB issued ASU No. 2010-25, "Reporting Loans to Participants by Defined Contribution Pension Plans" which requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010, which did not have a material effect on the statements of net assets available for benefits or statement of changes in net assets available for benefits.

Note 3. Fair Value Measurements

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2010 Using		
	December 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobserved Inputs (Level 3)
Mutual funds:				
U.S. equity	$ 41,642,172	$ 41,642,172	$ -	$ -
Retirement date	23,873,600	23,873,600	-	-
Money market	8,142,873	8,142,873	-	-
Fixed income	2,463,267	2,463,267	-	-
International equity	5,258,336	5,258,336	-	-
Total mutual funds	81,380,248	81,380,248	-	-
Common/collective trusts:				
Stable value fund	8,875,240	-	8,875,240	-
Bond index fund	3,542,052	-	3,542,052	-
Total common/collective trusts	12,417,292	-	12,417,292	-
Viad Corp common stock	27,690,072	27,690,072	-	-
Total	$ 121,487,612	$ 109,070,320	$ 12,417,292	$ -

		Fair Value Measurements at December 31, 2009 Using		
	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobserved Inputs (Level 3)
Mutual funds:				
U.S. equity	$ 37,187,953	$ 37,187,953	$ -	$ -
Retirement date	20,268,133	20,268,133	-	-
Money market	7,971,268	7,971,268	-	-
Fixed income	2,506,411	2,506,411	-	-
International equity	5,286,301	5,286,301	-	-
Total mutual funds	73,220,066	73,220,066	-	-
Common/collective trusts:				
Stable value fund	8,709,851	-	8,709,851	-
Bond index fund	3,083,151	-	3,083,151	-
Total common/collective trusts	11,793,002	-	11,793,002	-
Viad Corp common stock	24,213,180	24,213,180	-	-
Total	$ 109,226,248	$ 97,433,246	$ 11,793,002	$ -

Mutual funds are valued using the NAV provided by T. Rowe Price. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

Common/collective trusts are investment vehicles valued using the NAV provided by T. Rowe Price. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The common/collective trusts are classified within Level 2 of the valuation hierarchy because their unit price is quoted on a private market that is not active; however, the unit price is based primarily on underlying investments which are traded on an active market.

Note 4. Investments

Investments held as of December 31, 2010 and 2009 are as follows:

	2010		2009	
Participant-Directed:				
Viad Corp	$ 16,473,874	*	$ 12,044,389	*
T. Rowe Price Value Fund	14,854,687	*	13,786,056	*
T. Rowe Price Blue Chip Growth Fund	9,396,074	*	8,784,119	*
T. Rowe Price New Horizons Fund	9,255,912	*	7,196,040	*
T. Rowe Price Stable Value Common Trust Fund	8,875,240	*	8,709,851	*
T. Rowe Price Prime Reserve Fund	8,142,873	*	7,971,268	*
T. Rowe Price Equity Index 500 Fund	8,135,499	*	7,421,738	*
T. Rowe Price Retirement 2020 Fund	4,461,763		3,653,332	
T. Rowe Price Retirement 2030 Fund	4,445,800		3,379,852	
T. Rowe Price Retirement 2025 Fund	3,646,875		3,354,445	
T. Rowe Price Bond Index Trust	3,542,052		3,083,151	
T. Rowe Price Retirement 2015 Fund	3,091,077		2,698,902	
T. Rowe Price Retirement 2035 Fund	2,832,346		2,227,129	
T. Rowe Price International Stock Fund	2,776,532		2,670,356	
T. Rowe Price International Growth & Income Fund	2,481,804		2,615,945	
T. Rowe Price Spectrum Income Fund	2,463,267		2,506,411	
T. Rowe Price Retirement 2040 Fund	2,067,892		1,575,361	
T. Rowe Price Retirement 2010 Fund	1,570,255		1,732,596	
T. Rowe Price Retirement 2045 Fund	694,042		478,023	
T. Rowe Price Retirement 2005 Fund	359,869		412,615	
T. Rowe Price Retirement 2050 Fund	256,929		193,983	
T. Rowe Price Retirement Income Fund	224,041		394,080	
T. Rowe Price Retirement 2055 Fund	222,711		167,815	
Total Investments Allocated to Participants	110,271,414		97,057,457	
Non-Participant-Directed:				
Unallocated shares of Viad Corp common stock	11,216,198	*	12,168,791	*
Total Investments	$ 121,487,612		$ 109,226,248	

* Investment represents five percent or more of the Plan's net assets.

Net appreciation/depreciation in fair value of investments and dividend income for the years ended December 31 by major classification of investments is as follow:

	2010		2009	
	Net Appreciation in Fair Value of Investments	Dividend Income	Net Appreciation (Depreciation) in Fair Value of Investments	Dividend Income
Mutual funds:				
U.S. equity	$ 6,273,563	$ 637,323	$ 9,875,545	$ 343,338
Retirement date	2,709,386	400,797	4,768,556	389,527
Fixed income	113,131	112,986	301,218	108,275
International equity	482,694	90,805	1,516,485	116,473
Total mutual funds	9,578,774	1,241,911	16,461,804	957,613
Common/collective trusts	191,319	-	230,270	-
Viad Corp common stock - allocated	3,268,616	99,292	(1,810,639)	84,399
Viad Corp common stock - unallocated	2,049,026	80,393	(3,848,973)	106,345
Other common stock	-	-	723,848	-
	$ 15,087,735	$ 1,421,596	$ 11,756,310	$ 1,148,357

Included in "Common/collective trusts" above is the T. Rowe Price Bond Index Trust which is based on its NAV and as of December 31, 2010, the fair value of the T. Rowe Price Bond Index Trust was $3,542,052. The T. Rowe Price Bond Index Trust normally invests substantially all of its assets in a broad range of income producing securities which attempts to correspond to the total return performance of debt securities in the Barclays Capital Aggregate Bond Index. Investments held by the T. Rowe Price Bond Index Trust are redeemed only on a valuation date and are required to provide 90-day advance written notice prior to redemption. The Plan also invests in the T. Rowe Price Stable Value Common Trust Fund which is valued at the aggregate contract value of the portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying investments ranged from 0.83 to 5.80 percent and 4.14 to 5.80 percent for 2010 and 2009, respectively, allowing for blended rates of return for the fund of 4.02 and 4.04 percent for 2010 and 2009, respectively. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no redemption restrictions pertaining to the T. Rowe Price Stable Value Common Trust Fund.

Note 5. Note Payable

The Plan's note payable to Viad is collateralized by such cash or stock contributions made to the Plan by the Company. Minimum principal payments of $250,000 (plus interest) are due quarterly with a final payment of any remaining balance of principal and interest scheduled to be due on December 31, 2016. The Committee administers the payment of interest and principal on the note payable to Viad from cash contributions made by the Company, as determined by the Plan documents. The interest rate on the note payable is based on a specified percentage of the London Interbank Offered Rate and is reset on a monthly basis. The average interest rates for 2010 and 2009 were 0.2 percent and 0.3 percent, respectively.

Annual principal maturities for the succeeding years are approximately $1,500,000 in 2011 through 2013 with the remaining balance being paid in 2014.

Note 6. Exempt Party-in-Interest Transactions

Plan investments include shares of registered investment companies and common/collective trusts managed by T. Rowe Price. As T. Rowe Price is the trustee as defined by the Plan, these transactions qualify as exempt party-in-interest transactions. The Plan also holds shares of Viad common stock and, therefore, these transactions qualify as exempt party-in-interest transactions. The Plan's investment in Viad common stock as of December 31 was as follows:

	2010		2009	
	Allocated to Participants	Unallocated	Allocated to Participants	Unallocated
Number of shares	646,795	440,369	583,828	589,859
Acquisition cost	$ 4,765,707	$ 3,182,106	$ 4,738,562	$ 4,262,320
Fair value	$ 16,473,874	$ 11,216,198	$ 12,044,389	$ 12,168,791

During 2010 and 2009, 149,490 and 193,011 shares, respectively, of Viad common stock were released from shares held as security for the note payable to Viad as determined by a release formula per the Plan agreement and available for allocation to participants' accounts as described in Note 1. However, participant activity in the Plan was such that during 2010 and 2009 a total of 149,500 and 193,136 shares, respectively, were needed to make participants' matching contributions. The remaining shares were contributed by Viad from shares held in treasury.

Note 7. Federal Income Tax Status

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to federal income tax examinations for years prior to 2007.

The IRS has determined and informed the Company by determination letter dated December 16, 2002, that the Plan and related trust were designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. In accordance with IRS procedures, the Company submitted an application for a new determination letter on September 29, 2010, of which the IRS confirmed receipt on October 12, 2010. The application is currently under review by the IRS.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total assets per the financial statements as compared to the Form 5500 as of December 31:

	2010	2009
Total assets per financial statements	$ 124,146,243	$ 111,618,149
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(315,648)	(261,483)
Total assets per Form 5500	$ 123,830,595	$ 111,356,666

VIAD CORP CAPITAL ACCUMULATION PLAN

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	T. Rowe Price Value Fund	Mutual Fund - 636,448 shares	$ 14,854,687
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund - 246,422 shares	9,396,074
*	T. Rowe Price New Horizon Fund	Mutual Fund - 276,378 shares	9,255,912
*	T. Rowe Price Stable Value Fund	Common/Collective Trust - 8,559,592 units	8,559,592
*	T. Rowe Price Prime Reserve Fund	Mutual Fund - 8,142,873 shares	8,142,873
*	T. Rowe Price Equity Index Fund	Mutual Fund - 240,269 shares	8,135,499
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund - 271,397 shares	4,461,763
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund - 257,280 shares	4,445,800
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund - 302,897 shares	3,646,875
*	T. Rowe Price Bond Index Trust	Common/Collective Trust - 118,029 units	3,542,052
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund - 259,973 shares	3,091,077
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund - 231,590 shares	2,832,346
*	T. Rowe Price International Stock Fund	Mutual Fund - 195,118 shares	2,776,532
*	T. Rowe Price International Growth & Income Fund	Mutual Fund - 186,462 shares	2,481,804
*	T. Rowe Price Spectrum Income Fund	Mutual Fund - 199,293 shares	2,463,267
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund - 118,708 shares	2,067,892
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund - 102,363 shares	1,570,255
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund - 59,780 shares	694,042
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund - 31,734 shares	359,869
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund - 26,379 shares	256,929
*	T. Rowe Price Retirement Income Fund	Mutual Fund - 17,089 shares	224,041
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund - 23,127 shares	222,711
	Viad Corp	Common Stock - 646,795 shares	16,473,874
			109,955,766
**	Unallocated shares of Viad Corp	Common Stock - 440,369 shares	11,216,198
	Participant loans receivable	Participant loans - interest at 4.3% to 11.5% per year, maturing through 2024	2,233,237
			$ 123,405,201

*Party-in-interest
**The cost of the unallocated shares of Viad Corp is $3,182,106
Note: Column (d) is not presented in the above table as cost information is not required for participant-directed investments

VIAD CORP CAPITAL ACCUMULATION PLAN

Form 5500, Schedule H, Part IV, Line 4j
Schedule of Reportable Transactions
Year Ended December 31, 2010

Column A	Column B	Column C	Column D	Column G	Column H	Column I
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)

Single Transactions

None

Series of Transactions

None

NOTE: Reportable transactions are those cash transactions which either singularly or in series of combined purchases and sales during the year exceed five percent of the fair value of the Plan's assets at the beginning of the year.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-130175 and 333-145969 on Form S-8 of our report dated June 23, 2011, relating to the financial statements and financial statement schedules of the Viad Corp Capital Accumulation Plan appearing in this Annual Report on Form 11-K of the Viad Corp Capital Accumulation Plan for the year ended December 31, 2010.

Deloitte & Touche LLP

Phoenix, Arizona
June 23, 2011